UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

204448104

(CUSIP Number)

RAUL EDUARDO PEDRO BENAVIDES GANOZA; Las Begonias 415, San Isidro, Lima, Perú; (511) 419-2590

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

JUNE 14, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RAUL EDUARDO PEDRO BENAVIDES GANOZA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PERU

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 16,728,293 (INCLUDING COMMON SHARES UNDERLYING AMERICAN DEPOSITARY RECEIPTS)
	8.	SHARED VOTING POWER NONE
	9.	SOLE DISPOSITIVE POWER 16,728,293
	10.	SHARED DISPOSITIVE POWER NONE

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,728,293
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.09%
14.	TYPE OF REPORTING PERSON (see instructions) IN

13D	Page 2 of 3 Pages

Item 1.  Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the common shares (the “Shares”) of Compañía de Minas Buenaventura S.A.A. (the “Issuer), whose principal executive offices are located at Las Begonias 415 Floor 19, San Isidro, Lima 27, Peru.

Item 2.  Identity and Background.

The Schedule 13 D is being filed by Raul Eduardo Pedro Benavides Ganoza (the “Reporting Person”), whose business office is Las Begonias 415, San Isidro, Lima, Perú.

The Reporting Person is Vice President of Business Development for the Issuer.

In the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

In the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

The Reporting Person is a citizen of Peru.

Item 3.  Source or Amount of Funds or Other Consideration.

The Reporting Person acquired the Shares through inheritance.

Item 4.  Purpose of Transaction.

The Reporting Person currently has no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

The Reporting Person beneficially owns 16,728,293 Shares, representing 6.09% of the Issuer’s outstanding Shares.

The Reporting Person has sole power to vote and dispose of all the Shares he beneficially owns.

The Reporting Person has not effected any transactions in the Issuer’s common stock during the past sixty days.

No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

None.

13D	Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPANY NAME

October 31, 2017 Date

/s/ Raul Eduardo Pedro Benavides Ganoza Signature

RAUL EDUARDO PEDRO BENAVIDES GANOZA Name/Title